innocom
Technology Holdings, Inc.
創通科技控股有限公司

November 12, 2010

U.S. Securities and Exchange Commission
Washington, D.C.

Attn: Mr. Kathryn Jacobson

Dear Sir,

Further to our letters dated October 27 and November 8, 2010. As our Auditor still working and need more time to prepare the response, we request herewith for further extension until November 19, 2010.

Thank you for your kind attention.

Yours faithfully,
Innocom Technology Holdings, Inc.

Cheung Wai Hung, Eddie
Chief Financial Officer

Suite 901, Sun Hung Kai Centre, 30 Harbour Road, Wanchai, Hong Kong
Tel: (852) 3102 1602 Fax: (852) 3102 1932 email: info@innocomtechnology.com website: www.innocomtechnology.com